

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2013

Via E-mail
Barry S. Sternlicht
Chief Executive Officer and Chairman of the Board
Starwood Residential Properties, Inc.
c/o Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, CT 06830

> **Re: Starwood Residential Properties, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted August 12, 2013**
> **CIK No. 0001579471**

Dear Mr. Sternlicht:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Our Company, page 1

2.   We note that you have acquired 1,828 owned homes and homes underlying distressed and non-performing residential mortgage loans during the period from April 1, 2013 to July 31, 2013. Please tell us what consideration you gave to including financial statements in accordance with Rule 3-14 of Regulation S-X for these and any subsequent acquisitions through the date of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 90

Property Management Companies, page 95

3.   We note your response to comment 14. Please clarify your basis that you would be able to obtain reduced property management expenses as a result of larger scale.

Results of Operations, page 97

4.   We note your response to comment 17. Please tell us if you would be able to provide a discussion of your property net operating income or other disclosure so that investors can understand your operating margins in your next amendment.

Cash Flows, page 100

5.   We note your response to comment 19 and the revised disclosure on page 100. As previously requested, please break down the amount spent on home renovations between renovations on new acquisitions and renovations on properties already leased. In that regard, we refer to your response to comment 21 in which you state that "virtually all of the homes go through a renovation process (to varying degrees) either at acquisition if the home is vacant, or, if occupied, after the lease expired."

Our Portfolio, page 174

6.   We note your responses to comments 3 and 4 and the revised table on page 175. Please provide a separate table to illustrate your leasing experience. The additional table should disclose your total properties in each market, total properties that are rent ready/renovated, and the percentage of rent ready properties that are leased/occupied. You may include your rental rate and 180 days owned disclosure in this table.

7.   Please incorporate your recent acquisitions into the tables with your next amendment.

Note 2. Summary of Significant Accounting Policies, page F-9

Investments in Real Estate, page F-10

8.   We note your response to comment 21 from our letter dated July 19, 2013. We continue to evaluate your position that properties acquired with in-place leases should be accounted for as asset acquisitions.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3673 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                     Sincerely,

                     /s/ Duc Dang

                     Duc Dang
                     Special Counsel